             April 24, 2013

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:     Mr. Kieran Brown

    Re:      Nuveen Investment Trust II (811-08333) (the “Registrant”)

To The Commission:

    On behalf of the Registrant, this letter is in response to the comments you provided on April 17, 2013 during our telephone conference regarding the preliminary information statement filed for Nuveen Equity Long/Short Fund on April 5, 2013. Any terms not defined herein have the same meanings as given in the preliminary information statement.

    1.        Comment:     On page 4, include the date the Original Sub-Advisory Agreement was submitted to shareholders.

    Response:  This information has been added.

    2.        Comment:     You asked that the font size of the titles of the Current Fees and Expenses of the Fund and Pro Forma Fees and Expenses of the Fund tables on pages 6 and 7 be enlarged, and that, if possible, the tables be oriented next to each other.

    Response:  The font size of the titles have been revised as requested. However, the page size does not allow for the tables to be oriented next to each other, thus, this change has not been made.

    3.        Comment:    Disclose the difference between the portfolio management fee that would have been paid under the Original Sub-Advisory Agreement and under the New Sub-Advisory Agreement with the new management fee in place.

    Response:    This information has been added.

Securities and Exchange Commission

April 24, 2013

    4.        Comment:     With respect to footnote 4 to the Current Fees and Expenses and Pro Forma Fees and Expenses tables on pages 6 and 7, state supplementally whether any waived fees can be recouped by the Fund’s investment adviser.

    Response:  The Registrant confirms that the fees waived during a fiscal year cannot be recouped in the following fiscal year.

    5.        Comment:     With respect to footnote 4 to the Current Fees and Expenses and Pro Forma Fees and Expenses tables on pages 6 and 7, confirm that there is no intention to terminate the expense limitation agreement within the next year.

    Response:  The Registrant so confirms.

*        *        *

    Please direct any questions regarding this filing to the undersigned at (312) 609-7616.

Sincerely,
/s/ Renee M. Hardt
Renee M. Hardt

RMH/kb